EXHIBIT 107
CALCULATION OF FILING FEE TABLES
Schedule 14A
(Form Type)
Sema4 Holdings Corp.
(Exact Name of Registrant as Specified in Its Charter)
Table 1 – Transaction Value

	Proposed Maximum Value of Transaction(1)(2)(3)	Fee Rate	Amount of Registration Fee
Fees to Be Paid	240,000,000	0.0000927	$22,248
Fees Previously Paid	—		—
Total Transaction Value	240,000,000
Total Fees Due for Filing			—
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$22,248
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(1)Title of each class of securities to which transaction applies: Sema4 Class A common stock (“Class A common stock”)
(2)Aggregate number of securities to which the transaction applies: 80 million shares of Class A common stock.
(3)Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
The proposed maximum aggregate value of the transaction for purposes of calculating the filing fee is $240,000,000 (the “Total Transaction Value”). Solely for the purposes of calculating the filing fee, the Total Transaction Value was based upon on the product of: (A) 80,000,000; and (B) $3.00, the average of the high and low sales prices of Class A common stock as quoted on the Nasdaq Global Select Market on March 10, 2022. The filing fee equals the product of .0000927 multiplied by the Total Transaction Value.